Filed Pursuant to Rule 253(g)(2)

File No. 024-12334

1st stREIT OFFICE INC.

SUPPLEMENT NO. 5 DATED JULY 1, 2024

TO THE OFFERING CIRCULAR DATED FEBRUARY 8, 2024

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated February 8, 2024, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on February 8, 2024, as previously supplemented (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose a change in the Company’s Officer.

Change in Chief Operating Officer

Effective July 1, 2024, Andrew Kowell resigned as Chief Operating Officer of the Company. Following Mr. Kowell’s resignation, Kyle Schulman will serve as Chief Operating Officer of the Company. Prior to joining the Sponsor in June 2024, Mr. Schulman served as Vice President, Asset Management at TPG Angelo Gordon where he focused on asset management for the West Coast region across all major asset classes. Mr. Schulman graduated cum laude from the University of California, Los Angeles with a degree in Business Economics and minors in Accounting and Environmental Systems & Society. He maintains an active California Department of Real Estate Salesperson license, is a LEED Green Associate, and holds a Certified Public Accountant license in the state of California.